Mail Stop 4561
								July 25, 2005

Michael J. Chiodo
Chief Financial Officer
15165 Ventura Blvd. Suite 330
Sherman Oaks, CA 91403

Re:	JB Oxford Holdings, Inc.
	Item 4.01 Form 8-K
      Filed July 14, 2005
	File No.  001-14911

Dear Mr. Chiodo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Revise the cover page to use file number 001-14911.

Item 4.01 Changes in Registrant`s Certifying Accountant

2. In the 8-K filed July 14, 2005 you disclose that during the term of BDO`s engagement, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make a reference to the subject matter of the disagreements in connection with its reports on the company`s consolidated financial statements for any such periods. Please amend your Form 8-K to state specifically whether during the company`s two most recent fiscal years and any subsequent interim period preceding such declination there were any disagreements with BDO. Also, include as an exhibit a letter from your former accountants addressing the revised disclosures.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3695.

							Sincerely,


							Chris Harley
							Staff Accountant
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Mr. Michael J. Chiodo
Chief Financial Officer
JB Oxford Holdings, Inc.
July 25, 2005
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